UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.7)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Company in the Merger Agreement.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Company in the Merger Agreement.

Item 1. Security and Issuer

This statement constitutes Amendment Number 7 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on October 14, 2020 (“Amendment No. 4”), Amendment No. 5 thereto filed October 19, 2020 (“Amendment No. 5”), Amendment No. 6 thereto filed November 7, 2020 (“Amendment No. 6,” and collectively, with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Schedule A is hereby amended in its entirety by replacing it with the Schedule A attached to this statement.

Item 2(d) is hereby amended in its entirety by replacing it with the following: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) except that on January 11, 2017, Volkswagen Aktiengesellschaft (“Volkswagen”) waived indictment and entered a plea agreement with the United States under Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure. A copy of the plea agreement can be found at: https://www.justice.gov/opa/press-release/file/924436/download [justice.gov]. The plea agreement concerns conduct related to the introduction into the United States of diesel vehicles with defeat devices as defined under U.S. law. Neither TRATON, nor any of the persons listed on Schedule A, is a party to the plea agreement. On March 10, 2017, Volkswagen entered, and the presiding court, the United States District Court for the Eastern District of Michigan, accepted, a guilty plea to conspiracy to commit fraud, obstruction of justice and entry of goods by false statement charges. At the sentencing on April 21, 2017, the Court entered the plea agreement, which provides for payment of a criminal fine of $2.8 billion and the appointment of an independent compliance monitor for a period of three years. The monitor has been tasked with assessing, overseeing and monitoring the company’s compliance with the terms of the plea agreement, including measures to further strengthen Volkswagen’s compliance, reporting and monitoring mechanisms and implementation of an enhanced ethics program.  On October 17, 2019, Volkswagen announced that it was granted a 90-day extension by DOJ and the monitor to demonstrate that it has met its commitments under the terms of the plea agreement.  In September 2020, the term of the independent compliance monitor retained pursuant to the plea agreement expired.

A regulatory offense proceeding that was opened against Volkswagen in April 2016 has been terminated by the administrative fine order issued against Volkswagen by the Braunschweig Office of the Public Prosecutor on June 13, 2018. The administrative fine order is based on a negligent breach in the Powertrain Development department of the obligation to supervise, relating to the period from mid-2007 to 2015 and a total of 10.7 million vehicles with diesel engines of types EA 189 worldwide and EA 288 (Generation 3) in the USA and Canada. The administrative order imposes a total fine of €1.0 billion, consisting of a penalty payment of €5 million and the forfeiture of economic benefits in the amount of €995 million. After thorough examination, the fine has been accepted and paid in full by Volkswagen, rendering the administrative fine order legally final. The administrative fine order terminates the regulatory offense proceeding against Volkswagen.

In December 2019, the Canadian federal environmental regulator filed charges against Volkswagen in respect of 2.0 l and 3.0 l Volkswagen and Audi vehicles at the conclusion of its criminal enforcement-related investigation into the diesel emissions issue. Volkswagen cooperated with the investigation and agreed to a plea resolution addressing all of the charges. In January 2020, Volkswagen pleaded guilty to the charges and agreed to pay a penalty of C$196.5 million, which was approved by the court. Following this approval, the Ontario provincial environmental regulator withdrew its action against Volkswagen charging a quasi-criminal enforcement-related offense with respect to certain Volkswagen and Audi 2.0 l diesel vehicles.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended in their entirety by replacing them with the following:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. TRATON is the beneficial owner of 16,629,667 shares of Common Stock, which represents 16.70% of the shares of Common Stock outstanding based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Issuer in the Merger Agreement. Volkswagen is deemed to have beneficial ownership of the 16,629,667 shares of Common Stock owned beneficially by TRATON. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Schedule A hereto owns beneficially any shares of Common Stock.

(b) TRATON has shared power to vote and dispose of 16,629,667 shares of Common Stock. Volkswagen has shared power to vote and to dispose of 16,629,667 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

1 December, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer

1 December, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

1 December, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer of TRATON SE

1 December, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer of TRATON SE

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment, title, business address and citizenship of each of the members of the Management Board and the Supervisory Board of Volkswagen and the Executive Board and Supervisory Board of TRATON are set forth below. If no business address is given, the member’s business address is Berliner Ring 2, 38440 Wolfsburg, Germany for Volkswagen and Dachauer Str. 641, 80995 Munich, Germany for TRATON. Unless otherwise indicated below, all of the persons listed below are citizens of Germany.

Volkswagen AG

Board of Management

Name	Present Principal Occupation or Employment
Dr. Herbert Diess	Chairman of the Board of Management
Oliver Blume	Member of the Board of Management, Brand Group “Sport & Luxury”
Markus Duesmann	Member of the Board of Management, Brand Group “Premium”
Gunnar Kilian	Member of the Board of Management, Functional Responsibility “Human Resources,” Brand Group “Truck & Bus”
Hiltrud Dorothea Werner	Member of the Board of Management, Functional Responsibility “Integrity and Legal Affairs”
Frank Witter	Member of the Board of Management, Functional Responsibility “Finance and IT”

Supervisory Board

Name, (country of citizenship)	Present Principal Occupation or Employment
Hans Dieter Pötsch (Austria)	Chairman of the Supervisory Board
Dr. Hussain Ali Al Abdulla (Qatar)	Chairman of Masraf Al Rayan (P O Box 28888, Doha , State of Qatar)
Dr. Hessa S. Al Jaber (Qatar)	Member of the Supervisory Board
Dr. Bernd Althusmann	Minister of Economic Affairs, Labor, Transport and Digitalisation for the Federal State of Lower Saxony (Planckstraße 2 30169 Hannover, Germany)
Kai Bliesener	Head of Vehicle Construction (LPP) / Automotive and Supplier Industry Coordinator at IG Metall (Wilhelm-Leuschner-Str. 79 Frankfurt am Main, 60329 Germany)
Dr. Hans-Peter Fischer	Chairman of the Board of Management of Volkswagen Management Association (VMA)

Name, (country of citizenship)	Present Principal Occupation or Employment
Marianne Heiß (Austria)	CEO, BBDO Group Germany GmbH (Königsallee 92, 40212 Düsseldorf, Germany)
Jörg Hofmann	Chair of IG Metall (Wilhelm-Leuschner-Str. 79 Frankfurt am Main, 60329 Germany)
Ulrike Jakob	Deputy Chairman of the Works Council, Volkswagen AG Kassel plant (Dr, Rudolf-Leiding-Platz 1, 34225 Baunatal, Germany)
Dr. Louise Kiesling (Austria)	Partner and Managing Director of Backhausen GmbH (Kolonie Backhausen 136, 3945 Hoheneich, Austria)
Peter Mosch	Chairman of the General Works Council, AUDI AG (Auto-Union-Straße 1, 85057 Ingolstadt, Germany)
Bertina Maria Murkovic (Belgium)	Chairman of the Works Council of Volkswagen Commercial Vehicles
Bernd Osterloh	Chairman of the General and Group Works Councils of Volkswagen AG
Dr. Hans Michel Piëch (Austria)	Lawyer in private practice (Spiegelgasse 2/24, A - 1010 Wien)
Dr. Ferdinand Oliver Porsche (Austria)	Member of the Board of Management of Famile Porsche AG Beteiligungsgesellschaft (Giselakai 37, 5020 Salzburg, Austria)
Dr. Wolfgang Porsche (Austria)	Chairman of the Supervisory Board of Porsche AG and Porsche Automobil Holding SE (Dr. Ing. h.c. F. Porsche AG, Porscheplatz 1, D - 70435 Stuttgart, Germany)
Conny Schönhardt	Trade Union Secretary for the IG Metall Board of Management in the unit for Strategic and Political Planning (Wilhelm-Leuschner-Str. 79 Frankfurt am Main, 60329 Germany)
Athanasios Stimoniaris	Chairman of the Group Works Council of MAN SE and of TRATON SE
Stephan Weil	Minister-President of the Federal State of Lower Saxony (Planckstraße 2 30169 Hannover, Germany)
Werner Weresch	Chairman of the General Works Council and Group Works Council of Dr. Ing. h.c. F. Porsche AG (Dr. Ing. h.c. F. Porsche AG, Porscheplatz 1, D - 70435 Stuttgart, Germany)

TRATON SE

Executive Board

Name	Present Principal Occupation or Employment
Matthias Gründler	Chairman of the Executive Board, Chief Executive Officer
Christian Schulz	Member of the Executive Board, Functional Responsibility “Finance and Business Development”, Chief Financial Officer
Antonio Roberto Cortes (Brazil)	Member of the Executive Board, Chief Executive Officer MAN Latin America Ltda.
Henrik Henriksson (Sweden)	Member of the Executive Board, Chief Executive Officer Scania AB
Christian Levin (Sweden)	Member of the Executive Board, Functional Responsibility “R&D and Procurement”, Chief Operating Officer
Dr. Andreas Tostmann	Member of the Executive Board, Chief Executive Officer MAN SE and MAN Truck & Bus SE

Supervisory Board

Name	Present Principal Occupation or Employment
Hans Dieter Pötsch (Austria)	Chairman of the Supervisory Board of Volkswagen AG
Torsten Bechstädt	Special Advisor to the Group Works Council of Volkswagen AG
Mari Carlquist (Sweden)	Representative of PTK (Privattjänstemannakartellen, Confederation of Labor Unions in Sweden) at Scania (Scania CV AB, 151 87 Södertälje, Sweden)
Dr. Manfred Döss	Member of the Board of Management of Porsche Automobil Holding SE and General Counsel of Volkswagen AG
Jürgen Kerner	Executive Board member of IG Metall (IG Metall, Wilhelm-Leuschner-Str. 79, 60329 Frankfurt am Main, Germany)
Gunnar Kilian	Member of the Board of Management of Volkswagen AG, Functional Responsibility “Human Resources,” Brand Group “Truck & Bus”
Dr. Albert Kirchmann	Chief Executive Advisor
Dr. Julia Kuhn-Piëch (Austria)	Real estate manager
Lisa Lorentzon (Sweden)	Chair of the Labor Unions for Graduate Employees at Scania (Scania CV AB, 151 87 Södertälje, Sweden)

Name	Present Principal Occupation or Employment
Bo Luthin (Sweden)	Head of Occupational Health and Safety at Scania Södertälje and Coordinator for IF Metall (labor union in Sweden) (Scania CV AB, 151 87 Södertälje, Sweden)
Michael Lyngsie (Sweden)	Chair of IF Metall (labor union in Sweden) at Scania (Scania CV AB, 151 87 Södertälje, Sweden)
Nina Macpherson (Sweden)	Board director & advisor
Bernd Osterloh	Chairman of the General and Group Works Councils of Volkswagen AG
Dr. Dr. Christian Porsche (Austria)	Specialist in Neurology
Dr. Wolf-Michael Schmid	Businessman
Karina Schnur	General Secretary of the Works Council of MAN Truck & Bus SE and TRATON SE
Athanasios Stimoniaris	Chairman of the Group Works Council of MAN SE and of TRATON SE
Hiltrud Dorothea Werner	Member of the Board of Management of Volkswagen AG, Functional Responsibility “Integrity and Legal Affairs”
Frank Witter	Member of the Board of Management of Volkswagen AG, Functional Responsibility “Finance and IT”
Steffen Zieger	Chairman of the General Works Council of MAN Truck & Bus Deutschland GmbH (MAN Truck & Bus Deutschland GmbH, Oskar-Schlemmer Str. 19-21, 80807 Munich, Germany)